Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
_____________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2016 Annual General Meeting of Shareholders to be held on Thursday, June 16, 2016 at 2:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.  At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect three directors, to hold office until our next annual general meeting of shareholders;

2.	To re-elect two external directors, to hold office for three years commencing from the date of this Meeting and to approve their terms of service;

3.	To approve the updated compensation policy for our directors and officers;

4.	To approve the updated compensation terms for our Chief Executive Officer; and

5.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2016, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 9, 2016 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.    Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Shaul Elovitch Chairman of the Board of Directors

May 9, 2016

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
_____________________

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2016 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders.  The Meeting will be held at 2:00 pm. (Israel time) on Thursday, June 16, 2016, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2016 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 12, 2016.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of three directors, to hold office until our next annual general meeting of shareholders; (ii)  the re-election of two external directors, to hold office for three years commencing from the date of this Meeting and approval of their terms of service; (iii) the approval of the updated compensation policy for our directors and officers; (iv) the approval of  the updated compensation terms for our Chief Executive Officer; and (v) the ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2016, and authorization for our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 9, 2016, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 9, 2016, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

•
Voting Electronically.  Shareholders in “Street Name” whose shares are held through Members of the Tel Aviv Stock Exchange ("TASE") may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than June 16, 2016 at 8:00 a.m. Israeli time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than June 6, 2016. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.  Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Required

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 64.78% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

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reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the SEC on April 19, 2016.

Security Ownership of Certain Beneficial Owners and Management

As of May 9, 2016, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 64.78% of our outstanding ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, is the controlling shareholder of Internet Gold, holding approximately 65% of its ordinary shares as of May 9, 2016. Eurocom Communications is 99.33% owned by Eurocom Holdings, which is 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

The following table sets forth certain information as of May 9, 2016 regarding the beneficial ownership by  all shareholders known to us to own beneficially 5% or more of our ordinary shares, our directors and all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold(3)	19,363,396	64.78%
Or Elovitch	5,225	(*	)
Benny Gabbay	1,073	(*	)
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (8 persons)(4)	19,370,494	64.80%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of May 9, 2016.

(3)
Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares held of record by his wife Mrs. Iris Elovitch. Therefore, Mr. Shaul Elovitch is deemed to own 19,366,573 ordinary shares, or 64.79%.

(4)	Includes 800 ordinary shares owned by Mr. Doron Turgeman, our Chief Executive Officer.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members. Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to elect Mr. Shaul Elovitch, Mr. Or Elovitch and Mr. Benny Gabbay, our current directors who are not external directors, to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified.  Messrs. Shaul Elovitch, Or Elovitch and Benny Gabbay were re-elected to serve as directors by our shareholders at our 2015 Annual General Meeting of Shareholders and are nominated for re-election.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Mr. Gabbay has declared in writing that he qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Messrs. Shaul Elovitch, Moshe Rosenthal, an external director, Or Elovitch and Benny Gabbay have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Internet Gold holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.

Our audit committee and Board of Directors have determined to pay our non-employee directors and external directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000.  As a result, if elected as a director, Mr. Benny Gabbay will be entitled to such compensation during the duration of his service as a director, which is currently an annual fee of NIS 69,000(currently equivalent to approximately $18,000) and a per meeting attendance fee of NIS 2,500 (currently equivalent to approximately $670). Mr. Gabbay will be entitled to 50% of the meeting attendance fee for each written resolution and 60% of the meeting attendance fee for a meeting of the Board conducted through the telephone. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, as amended. Please refer to Proposal II for more details regarding the external directors’ compensation, as well as Mr. Gabbay’s compensation.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Shaul Elovitch (68) has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd. and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as the chairman of the board of directors of Bezeq and as a director or chairman of various companies of the Bezeq group and the Eurocom group including Space Communications Ltd. and Satcom Systems Ltd. Mr. Elovitch is the father of Mr. Or Elovitch, a director.

 Or Elovitch (40) has served as a director since March 2012. Mr. Elovitch has served as the chief executive officer of Eurocom Communications, our controlling shareholder, through its controlling interest in our parent company, Internet Gold, since August 2011. Prior thereto and from 2006, Mr. Elovitch served as Eurocom Communications’ Executive Vice President of Business Affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space Communication Ltd. and Enlight Renewable Energy Ltd., companies publicly traded on the TASE and within the Eurocom Group. Mr. Elovitch also serves as a director in various companies within the Eurocom Group, such as Bezeq and subsidiaries of Bezeq. Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York. Mr. Elovitch is the son of Mr. Shaul Elovitch, the chairman of our board of directors.

Benny Gabbay (50) has served as an independent director since August 2013 and is a member of our audit and compensation committees. Since 2002, Mr. Gabbay has served as the chief executive officer of Ofek Semiconductors Ltd., a global importer and exporter of semiconductors. Prior to that and from 1996, Mr. Gabbay served as a senior manager at Iridium Data Ltd. From 1994 to 1996, Mr. Gabbay was a manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Since 2010, Mr. Gabbay has also been a partner in a real estate development initiative in the United States and serves as the chairmen of the board of Novolap Medical Ltd., a biotechnology company. Mr. Gabbay is a certified public accountant in Israel and holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem. Mr. Gabbay has also served as an independent director since August 2015 in Copperline Americas Limited.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS; COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. For more information regarding our external directors, please see Proposal 2 below.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal and Ms. Debbie Saperia, our external directors under Israeli law, and Mr. Benny Gabbay qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who  provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010, as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our external directors under Israeli law, and Mr. Gabbay. Our board of directors has determined that Mr. Gabbay qualifies as an audit committee financial expert, as defined by rules of the SEC. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.bcommunications.co.il.

  Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law.   A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members.  All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law.  In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Ms. Saperia, Mr. Gabbay and Mr. Rosenthal. Mr. Rosenthal serves as the chairperson of the compensation committee.

Compensation Policy

Our compensation committee adopted a compensation policy and is required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II.  ELECTION OF TWO EXTERNAL DIRECTORS
(Items 2A and 2B on the Proxy Card)

The external directors are elected for their first term of office by shareholders at a general meeting, provided that either:

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The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

●
The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be re-elected to two additional three-year terms if one of the following conditions is met:

●
One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

●
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

In addition, pursuant to Relief Regulations under the Israeli Companies Law, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global (Select) Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

At this Meeting, we intend to elect two external directors, to hold office for three years commencing from the date of this Meeting.

Ms. Debbie Saperia was elected to serve as an external director at our 2008 annual general meeting of shareholders for an initial three-year term and was reelected at our 2010 and 2013 annual general meetings of shareholders for a second and third three-year term. Mr. Moshe Rosenthal was elected to serve as an external director at our 2010 annual general meeting of shareholders for an initial three-year term and was reelected at our 2013 annual general meeting of shareholders for a second three-year term.

Our audit committee and Board of Directors determined that that Ms. Saperia’s continued service as an external director for a fourth term and Mr. Rosenthal’s continued service as an external director for a third term are in our company’s best interest due to their vast experience and deep knowledge of our company’s affairs, which will assist in the development of our business.

Specifically,  our management and (the remainder of the) Board of Directors determined that both external directors are educated, experienced, knowledgeable, have vast  business experiences and have developed unique expertise and insight in the business of the group. In addition, Ms. Saperia and Mr. Rosenthal are strict and credible directors and always maintain the highest standards of corporate governance rules and internal compliance.  Both have followed the company in a professional and uncompromising fashion through the most complex financings during their years of their service, including, but not limited to financial transactions of the largest ever seen in Israel, extensive regulatory issues and so on. Both directors have served the company over the years in all the processes of adopting the complex regulations in Israel, including the adoption of Amendment 20 to the Israeli Companies Law, internal compliance regulations and more.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as external directors. In the event that the named nominees would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Our Board of Directors has determined that Ms. Debbie Saperia and Mr. Moshe Rosenthal each qualifies as an external director within the meaning of the Israeli Companies Law. Our Board of Directors further determined that Mr. Rosenthal has the requisite “accounting and financial expertise” and Ms. Saperia has the necessary “professional qualification” to serve as an external director.

Set forth below is information about the nominees for external director, including principal occupation, business history and any other directorships held.

Moshe Rosenthal (49) has served as an external director since November 2010 and is a member of our audit and compensation committees. Mr. Rosenthal has been leading an Israeli initiative for composting organic waste as part of his role as Vice President, Business Development of Agrolan Ltd. In addition, Mr. Rosenthal, an attorney, advises leading Israeli fashion brands regarding their legal affairs and business development. From 2003 to 2009, Mr. Rosenthal founded and served as the chief executive officer of WomenOnly, a chain of stores in Israel for women’s intimate apparel that was subsequently acquired by Eveden Ltd., a UK company and leader in the intimate apparel market. From 1996 to 2003, Mr. Rosenthal served as the chief executive officer of Rosenthal Import, Export and Marketing Ltd., which was a leading importer to Israel of women’s intimate apparel. From 1995 to 1998, Mr. Rosenthal was an attorney at Avshalom Leshem-Law Offices. Mr. Rosenthal holds an LL.B degree from Bar Ilan University.

Debbie Saperia (48) has served as an external director since January 2008 and is a member of our audit and compensation committees. Since June 2011, Ms. Saperia has also served as a director of FIBI Holdings Ltd. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in the marketing and sale of products to Evangelical Christians since 2005. Ms. Saperia is a consultant for Jones Lang LaSalle, which is involved in global commercial real estate. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co-Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds an LL.B (Hons.) degree from the University of Manchester.

Under Israeli law, a company is generally required to pay its external directors cash compensation in the form of an annual fee and a per meeting attendance fee that is within a range of fees determined based on the company’s equity in the manner set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director), 5760-2000, or the Regulations. A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. External directors are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

We currently pay each of our external directors (and our independent director, Mr. Benny Gabbay) an annual fee equal to the minimum statutory amount payable by companies of our size as set forth from time to time in the Regulations, which is currently a fee of NIS 52,500 (currently equivalent to approximately $13,455) and a per meeting attendance fee of NIS 1,860 (currently equivalent to approximately $476). According to the Regulations, an external director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Our Compensation Committee and Board of Directors have approved, subject to their re-election, that we begin to pay the nominees the fixed remuneration in the Regulations, which is currently a fee of NIS 69,000(currently equivalent to approximately $18,000) and a per meeting attendance fee of NIS 2,500 (currently equivalent to approximately $670). Such approval, since it is less than the “maximum statutory amount” does not require shareholders’ vote.

Having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the remuneration terms are reasonable and appropriate, and are in the best interest of our company and our shareholders, in light of the nominees’ roles in the company, their qualifications and their experience. The “fixed” statutory amount represents an increase from the “minimum” statutory amount and it is justified pursuant to the reasons described above, after such a long period of time, to increase the remuneration of the directors, in light of the nature and scope of the company's operations. Management believes such increase is correct, necessary and required. As mentioned before, such ‘fixed” compensation will be applied towards Mr. Gabbay as well, as an independent director, but not to the other directors. Mr. Gabbay’s experience is invaluable, and it is management's opinion that Mr. Gabbay’s compensation should be at the same level of the external directors.

 The nominees for external director have also previously received indemnification letters from us and are included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Both Nominees have attested to the Board of Directors and the company that they meet all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder. The Board of Directors has reviewed the qualifications and the statements provided by each Nominee and approved their qualification according to the law.

The Board of Directors recommends a vote FOR the election of each of the nominees for external director.

The election of the nominees for external directors requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons' relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

III. APPROVAL OF UPDATED COMPENSATION POLICY FOR DIRECTORS AND OFFICERS
(Item 3 on the Proxy Card)

On November 7, 2013, our shareholders approved the compensation policy for our directors and officers, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law. For additional details concerning our Compensation Policy and its approval process see the proxy statement in connection with our 2013 annual general meeting of shareholders, furnished to the SEC on Form 6-K on September 30, 2013.

The Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with our compensation philosophy and to consider its appropriateness for our company. Pursuant to the Israeli Companies Law, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a “disinterested majority” of the company’s shareholders. Any amendment to the Compensation Policy requires the same approvals.

To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the company. If the amended Compensation Policy is approved, then according to the Israeli Companies Law, the amended Compensation Policy must be re-approved by shareholders within three years of such date.

When considering the amended Compensation Policy, the Compensation Committee and the Board of
Directors review various data and other information they deem relevant, with the advice and assistance of legal and compensation advisors. They also use benchmark studies of peer companies prepared for our company.

Based on the experience gained in the application of our Compensation Policy since its adoption, we believe that certain updates and amendments are required to the Compensation Policy. Pursuant to the Israeli Companies Law, a compensation policy requires shareholder approval once every three years. Therefore, our compensation policy should be broad enough to enable us to meet our changing needs and operations throughout that term and enhance our ability to implement our strategic long-term goals and align them with the interests of our officers and directors. The amendments we propose to implement in our Compensation Policy are designed to provide us with more flexibility in structuring the compensation schemes of officers and directors.

Recently, the Compensation Committee and the Board conducted an annual review of our Compensation Policy. In addition to the criteria that need to be addressed in the Compensation Policy as specified in Part A of the First Addendum to the Israeli Companies Law and other matters that must be included in the Compensation Policy as specified in Part B of the First Addendum to the Israeli Companies Law, the Compensation Committee and the Board reviewed the structure and components of the compensation paid by the company (including variable components), the compensation ratio among the company's employees, reviewed the compensation paid by other companies with characters similar to the company and determined that the amended executive compensation policy attached as Exhibit A to this Proxy Statement reflects our company’s character, financial position, needs, prospects and strategic goals and therefore would be for the benefit of the our company and shareholders.

The Updated Compensation Policy reflects the objectives that our compensation committee and board of directors believe should be achieved by the structure and content of executive compensation. The terms of the Updated Compensation Policy are intended to provide a compensation framework for each of our directors and officers that will adequately incentivize them to assist us in reaching our long-term goals and assist in aligning their interests with the interests of our company and shareholders. We believe that the guidelines and balances among fixed and variable compensation set forth in the Updated Compensation Policy will also enable us to maintain and recruit qualified senior officers and to enhance their motivation. The Updated Compensation Policy also properly addresses officers’ individual characteristics as the basis for variation between office holders and internal ratios between compensation of officers and compensation of other employees.

Our Compensation Committee discussed the proposed updated compensation policy, or the Updated Compensation Policy, approved it and recommended its approval. Our Board of Directors, at its meeting held on April 14, 2016, approved the Updated Compensation Policy and recommended that our shareholders approve it. The Updated Compensation Policy includes certain amendments to our current Compensation Policy as are marked on the form of Updated Compensation Policy attached hereto as Exhibit A.

The main amendments implemented in the Updated Compensation Policy, all in accordance with the Israeli Companies Law, as amended, are as follows: (i) adding the option of discretionary non-measurable compensation based on the officer’s achievements; (ii) adding the option of entering into an agreement with a managing company owned by the officer or the controlling shareholder; (iii) increasing the current salary components taking into account possible changes to the roles of our officers; (iv) expanding the types of performance goals; (v) expanding other discretionary components of the compensation and granting special bonuses; and (vi) the ability to insert non-material changes in compensation arrangements by CEO discretion.

The description of certain provisions does not purport to be a complete summary of the amendments to our current Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Mr. Shaul Elovitch, our Chairman of the Board, may be deemed to be our “controlling shareholder” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Updated Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Under the Israeli Companies Law, the board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and the board of directors resolved, after an additional discussion concerning the compensation policy, that the approval of the compensation policy in spite of the objection of the company’s shareholders is beneficial to the company.

IV. APPROVAL OF UPDATED COMPENSATION TERMS FOR OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also has served since October 2011 as the chief executive officer of Internet Gold, and as the chief financial officer of Eurocom Communications (together with us, these entities are referred below as the three companies).  Previously, Mr. Turgeman served as our Chief Financial Officer, and Internet Gold’s Chief Financial Officer and Vice President of Finance since 2001. He also served as a member of our board of directors from January 2008 to February 2010. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Under his current compensation terms, Mr. Turgeman receives, from each of the three companies, a monthly gross salary of NIS 44,207 (or $12,000) (plus normal course benefits), plus Value Added Tax (linked to the Israeli consumer price index). In addition, in accordance with our compensation policy, Mr. Turgeman is entitled to an annual bonus of up to two monthly salaries according to an annual bonus plan approved by the compensation committee and the board of directors in accordance with the terms of our compensation policy. During the last 3 years, Mr. Turgeman received 3.4 salary bonuses in total as a bonus out of the two additional monthly salaries per year he may be entitled to according to the bonus plan.  Mr. Turgeman is also entitled to have use of a car with a market value of up to NIS 300,000 and is reimbursed for maintenance and fuel charges (divided equally among the three companies). In addition, each of the three companies agreed to pay Mr. Turgeman a retention bonus of up to NIS 1 million in the event that he stays with such company payable at certain milestones which were recently completed. Our compensation committee and board of directors have made a thorough review of Mr. Turgeman’s compensation terms, taking into account his position and responsibilities and the accompanying challenges.

Our compensation committee and board of directors concluded that Mr. Turgeman’s base fixed monthly salary in our company should be increased to reflect his contributions to our company to date and his abilities and unique experience that are essential for our company’s development in the future.

It should be emphasized that during the recent years, the intensity level of the work volume  has substantially increased and  it is the intent of the company to increase the scope of Mr. Turgeman’s responsibilities. High managerial input is required from Mr. Turgeman due to the recent increases in activity. Therefore, it is proposed that Mr. Turgeman’s  position’s updated format will include the management of only the activity of our company and Internet Gold (without Eurocom, from which position he resigned effective March 1, 2016), according to the following outline: one-third of his time devoted to Internet Gold and two-thirds to our company.

 Mr. Turgeman has taken a lead role in the success of our company, including the successful consummation of our $800 million offering of Senior Secured Notes, which was completed in February 2014 and was used to repay all of the outstanding balances under the loans we incurred to acquire our controlling interest in Bezeq, and the sale through our wholly-owned subsidiary, B Communications (SP2) Ltd., of 115,500,000 Bezeq shares as a result of which we received gross proceeds of NIS 982 million (approximately $248 million).  Thanks to Mr. Turgeman’s dedication and leadership, our cash flows, financial condition, debt rating, results of operation and all of our market parameters continued to improve.

During the past two years, as a direct result of the extensive investor relations activities performed by Mr. Turgeman, our company attracted the attention of many investment agencies and international banks, which started covering the company on an analytical basis. The company is analyzed today by leading banks and other leading organizations on a thorough, positive and long-term basis. Most of the major institutional investors in Israel and prominent worldwide funds include the company’s debentures in their portfolios. Due to the fact that a high percentage of our debt and equity holders is based outside Israel, Mr. Turgeman’s position requires him engaging in  many business trips outside Israel.

Beyond all this, Mr. Turgeman's activities and actions directly led to a significant increase in the company's credit rating – from a rating of A2 at the beginning of 2014 to a rating of AA3 at the beginning of 2016 (with respect to the Israeli portion of the debt). The Management under Mr. Turgeman is a small and efficient team, which consists mainly of two members of the Financing team, an investors’ relations officer and a general counsel.

Our compensation committee and board of directors believe that it is in the company’s best interest that Mr. Turgeman continue to lead our company in the future because of his proven skills and experience and at a higher scope of work (within the Eurocom group). Accordingly, in order to continue to incentivize Mr. Turgeman to remain with our company for the long term and to establish a joint interest between Mr. Turgeman and our shareholders, our compensation committee and board of directors recommend an amendment to Mr. Turgeman’s terms also with respect to the retention bonus as described below.

For purposes of its review, the compensation committee and board of directors reviewed a comparative study of acceptable salaries in the market of officers in similar positions in companies similar to ours. For purposes of the foregoing comparative studies, companies meeting the following characteristics were selected: public companies whose shares are traded either on the Tel Aviv Stock Exchange or the NASDAQ Stock Market; and companies of a similar size.  In addition, our compensation committee and board of directors reviewed the ratio between Mr. Turgeman’s proposed compensation and the compensation of other tenured employees in our company and determined that the ratio is reasonable considering Mr. Turgeman’s responsibilities and the added value he provides to our company.

In light of the above considerations, our compensation committee recommended, and our board of directors approved, subject to shareholder approval, the following updated compensation terms, which are in accordance with the Updated Compensation Policy:

•
Mr. Turgeman’s monthly salary with respect to our company, in accordance with his increased work responsibilities as described above,  will be increased to NIS 88,000 (or $23,500) (plus normal course benefits), plus Value Added Tax (linked to the Israeli consumer price index);

•	Mr. Turgeman will (through his management company) receive a retention bonus of up to NIS 1,600,000 according to the following plan, with an effective date of January 1, 2016:

o	12 months following the effective date, if Mr. Turgeman is still employed by our company, he will be entitled to receive a payment of NIS 100,000;

o	24 months following the effective date, if Mr. Turgeman is still employed by our company, he will be entitled to receive a further payment of NIS 233,000;

o	36 months following the effective date, if Mr. Turgeman is still employed by our company, he will be entitled to receive a further payment of 433,000 NIS;

o	48 months following the effective date, if Mr. Turgeman is still employed by our company, he will be entitled to receive a final payment of 834,000 NIS; and

o
In the event Mr. Turgeman terminates his employment with our company at any time, any proportional tenure of his employment will be taken into account. However, in the event the company terminates Mr. Turgeman’s employment (except for cause for particular material breaches), Mr. Turgeman will be entitled to a pro rata share of the bonus calculated as NIS 33,000 per elapsed month from the effective date.

•	The costs for Mr. Turgeman’s entitlement to a vehicle with a market value of up to NIS 300,000 and reimbursements will be divided 66.66% by our company and 33.33% by Internet Gold.

•	All other compensation terms (including benefits, vacation days and so on) will remain unchanged.

        As for the annual discretionary bonus of up to two months’ salary, which remains unchanged, the bonus plan’s new milestones will be effective for three years (2016-2018). Mr. Turgeman’s eligibility to receive the bonus under such three year plan will be determined by pre-defined objectives, which the Compensation Committee believes to be aggressive and challenging and best reflect Mr. Turgeman’s performance. The pre-defined objectives are structured by the Compensation Committee to capture Mr. Turgeman’s long term achievements and to reflect actions that require continued efforts over a significant time frame. The terms are as follows:

•
35% of the bonus will be paid if our company’s securities are traded higher than the benchmarks for the respective year, but only an increase of at least 5% higher than the benchmark will entitle Mr. Turgeman to the bonus. This objective directly reflects Mr. Turgeman’s actions and achievements since it represents Mr. Turgeman’s activities in the capital markets. This is an indicator of the company’s financial strength and in investors’ confidence in our company;

•
35% of the bonus will be paid if the company or one of its publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. A positive change in the rating outlook will entitle Mr. Turgeman to half of this bonus component. The credit rating is an acceptable and essential measurement of the company’s financial strength and flexibility over the long term. The rating is a good measurement of Mr. Turgeman’s performance as it is determined, in large part, by his everyday activities. In providing their credit ratings, the rating agencies take into account the company’s financial flexibility, risk and debt management and management’s ability to refinance and negotiate financing terms with creditors, etc., all of which are routinely performed by Mr. Turgeman;

•
15% of the bonus will be paid if the company’s securities’ trading volume increases at least 20% higher than the previous year, on average. This too is an activity that has long-term characteristics and its impact on the company's operations may be long-standing. Increasing stock volume is an appropriate measure to continually improve the company's business operations and results and points to the attractiveness of the company’s stock. This is not an "immediate" action or one with “quick results,” but rather represents the diligent hard work with implications over a long time; and

•
15% of the bonus will be paid if the company duly files its financial reports and its annual reports with the U.S. Securities and Exchange Commission within the time schedule set by the Board of Directors and in an appropriate manner.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation arrangement with Mr. Doron Turgeman, our chief executive officer, shall be amended as described in the Proxy Statement for the General Meeting of Shareholders held on June 16, 2016, that all other terms of his employment will remain unchanged, and that the arrangement with our principal shareholder, Internet Gold, to share certain costs of Mr. Turgeman’s services is hereby approved and ratified.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution, provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution or (ii) the total number of shares voted against the resolution by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights. Votes will not be counted unless the shareholder has specified whether he or she has a personal interest.

The Board of Directors decided that it does not consider this transaction as an extraordinary transaction, as defined in the Israeli Companies Law, because among other things, (a) the cost of the transaction and Mr. Turgeman’s employment will not have a material effect on the company’s overall profit, assets, liabilities or results of operations; (b) the agreement with Mr. Turgeman is being made in the ordinary course of business; and (c) the transaction is being made in market terms and prices.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Mr. Shaul Elovitch, our Chairman of the Board, may be deemed to be our “controlling shareholder” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Updated Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

V.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2016. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our audit committee (under their authority in accordance with the in the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2015, we paid Somekh Chaikin approximately NIS 896,000(approximately $240,000).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2016, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2015 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2015, including the auditor’s report and consolidated financial statements for the year ended December 31, 2015, which was filed with the SEC on April 19, 2016, is available on our website at www.bcommunications.co.il or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

VII.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Date: May 9, 2016

Exhibit A

OFFICERS' COMPENSATION POLICY

B COMMUNICATIONS LTD.

April 2016

B COMMUNICATIONS LTD.

OFFICERS' COMPENSATION POLICY

“This is a translation of the compensation policy published by the Company in Hebrew. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.”

1.	General Background

1.1
This Compensation Policy (hereinafter: the "Compensation Policy"), as defined in the Companies Law, 5759 – 1999 (hereinafter: the "Companies Law" or the "Law") is a policy regarding the terms of office and employment of the officers of B Communications Ltd. (hereinafter: the "Company"). The "Officers" – as this term is defined in the Law from time to time. "Terms of Office and Employment" of an officer – as this term is defined in the Law from time to time.

1.2
The Company is a public holding company, whose underlying asset is the Bezeq Group – The Israel Telecommunication Corp. Ltd. (hereinafter: "Bezeq"); the activities of the Company, as a holding company, involve providing support for a large number of complex processes, such as: (a) complex financial statement processes, which are subject to the provisions of Israeli law and also the provisions of the law in the USA, and which entail the management of complex activity interface with the financial statements of the Bezeq Group; (b) in addition, the Company's operations involve providing support for capital/debt-raising and issue processes, including public and private issues of various kinds. The Company, by virtue of its nature and its operations, is characterized by a large number of capital-raising processes and complex work, on a day-to-day basis, with the capital markets in and outside Israel; (c) the Company's operations involve providing support for financing processes and the management of complex financing, taxation and economic processes and agreements at various levels.

1.3
The Compensation Policy takes into account the Company's characteristics, its business strategy and its objectives, the characteristics of its area of activities and the Company's policy to ensure the recruitment and retention of top-quality officers at the Company.

1.4
Compensation Policy Approval Proceeding: at its meetings ~~held on March 10, 2013, August 5, 2013 and September 15, 2013,~~ the Compensation Committee discussed the proposal for the Compensation Policy which had been formulated by the Company's management, with the assistance of professional entities, and after the discussions, during which the members of the Committee made comments, asked questions and received answers from the Company's management on various matters contained in the Compensation Policy, the  Compensation  Committee  recommended  that  the  Board  of Directors of the Company approve the Compensation Policy. ~~At itsmeeting held on September 30, 2013, the~~ The Board of Directors of the Company approved the Compensation Policy, after considering the Compensation Committee's recommendations.

1.5
It should be clarified that the rules set forth in this Policy form an upper threshold for the Officers' Terms of Office and Employment. It should be emphasized that the Company is not obligated to grant the Officers all of the components set forth in this Policy, nor is it obligated to grant the maximum rate in any of the components of the Terms of Office and Employment set forth in this Policy. The contents of this Policy do not create any right for any officer whatsoever of the Company, and the rights of each Officer shall be those set forth in the employment agreement applicable between the said Officer and the Company.

2.	Objectives of the Compensation Policy

2.1
The Company attaches great importance to devising a correct and appropriate Compensation Policy for the Company's Officers, inter alia, by creating appropriate incentives for the Company's Officers, to promote the Company's objectives, its work plans and its policy, for both the long and short term, taking into consideration, inter alia, the Officers' areas of responsibility, and also the risks applicable to the Company's activities.

2.2	Emphases Regarding the Company's Activities

The Company attaches the utmost importance to retaining the Company's Officers. As of the present date, the Company has only two officers, whose activities require expertise, professional stability, extensive  know-how,  extensive  experience  in  working  with  the Group's interfaces, and so on and so forth. Beyond this, the activities of the Officers at the Company require the management of a stable, efficient and productive work interface with the Bezeq Group, both at the level of the numerous interfaces that exist with regard to the companies' financial systems, and also at the level of the various management interfaces between the Company and Bezeq. These activities require stability and preservation over time. Beyond this, the Company's activities involve providing support for capital/debt-raising and issue processes, ~~providing support for~~ implementing various processes with the capital markets, providing support for complex financing processes and agreements, and also providing continuous support, on a day-to-day basis, of the management of the Group's activities with the financing entities and the Company's management interfaces, which require skill, extensive experience and know-how which have been acquired over the years. In view of this, the Company attaches the utmost importance to and places a vital emphasis on retaining the Company's Officers.

It should be noted that in view of the parallel nature and activities of Internet Gold - Golden Lines Ltd. ("Internet Gold"), the Company's parent company, and of the Company per se, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company's Officers are divided  ~~equally~~  between Internet Gold and the Company at a ratio of one-third (Igld) to two-thirds (Bcom), based on an activity assessment performed by the Company's management and considering that the scope and complexity of the Company's debt are significantly greater,  as  well  as  the  greater  equity  value,  both  in  terms  of  the division of time and resources and also in terms of the division of the Officers' salary. This being the case, the Officers' salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided  ~~equally~~ in the manner described above  between the Company and Internet Gold, and therefore the compensation data presented in this Policy reflect the said division.

2.3	The Company has formulated the Compensation Policy for its Officers, whilst considering the following objectives:

2.3.1	Enhancing the Officers' sense of identification with the Company and with its activities.

2.3.2	Increasing the Officers' satisfaction and motivation, for the purpose of advancing the Company's business and improving the Company's financial capabilities.

2.3.3	Retaining the top-quality officers at the Company for the long-term.

2.4
In addition, the Compensation Policy is designed to create a uniform and clear general framework for setting a personal compensation plan for each one of the Officers, based on joint principles and whilst making the relevant adjustments to the Officer's experience, the characteristics of his job and the manner of performance of the position by him.

3.	Guiding Considerations in Setting the Compensation Policy

3.1	In accordance with the provisions of section 267b(a) of the Companies Law, below are the considerations that guided the Company in setting the Compensation Policy:

3.1.1	Promoting the Company's objectives, its work plan and its policies, from a long-term perspective.

3.1.2	Creating appropriate incentives for the Officers of the Company, taking into consideration, inter alia, the Company's risk management policy.

3.1.3	The high degree of responsibility required of Officers in their work with the reporting authorities in Israel and in the USA.

3.1.4	The size of the Company, the complexity of its financial structure, its profits and the nature of its activities.

3.1.5
As regards Terms of Office and Employment which contain variable components – the Officer's contribution to the achievement of the Company's targets and the maximization of the Company's profits, all from a long-term perspective and in accordance with the Officer's position.

3.2
In addition, at the time of determining the terms of compensation for the Officers, the Compensation Committee and the Board of Directors may set additional, relevant criteria, besides the guiding considerations set forth above, and they may also refer to additional data besides the data set forth below, taking into consideration the Company's best interests, its situation and its plans.

4.	Key Elements of the Compensation Policy

4.1	Components of the Compensation

The total compensation of the Company's Officers comprises a number of components (in whole or in part)1:

4.1.1	Fixed monthly salary (for details, see section 5 below).

4.1.2
Related terms and conditions – such as officers' liability insurance, indemnity and release from liability (for details, see section 7.2 below); various social benefits (except for directors) such as contributions to executives' insurance policies and continuing education funds; sick days, vacation days and convalescence days, a company car or the reimbursement of car maintenance expenses (for details, see section 7 below).

4.1.3	Variable Compensation:

1.	"Retention" components - i.e., payment of a bonus which is contingent upon the amount of time the Officer has served and stayed at the Company, during such period as determined.

It should be clarified that in view of the unique nature of the Company's operations, it has been determined that the Compensation Policy will comprise the incorporation of long-term retention compensation, with the aim of providing an incentive to the Officers to maintain their activities and the quality of their work at the Company (such as the retention plans).

1
It should be noted that in view of the parallel nature and activities of Internet Gold, the Company's parent company, and of the Company, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company's Officers are divided ~~equally~~ between Internet Gold and the Company (33%-66%, Respectively), both in terms of the division of time and resources and also in terms of the division of the Officers' salary. This being the case, the Officers' salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided ~~equally~~ in the same manner between the Company and Internet Gold, and therefore the compensation data presented in this Policy reflect the said division.

It is worth noting that the Company's results as a holding company are primarily derived from the results of the Bezeq Group, and therefore, there is an inherent difficulty in imposing a direct connection between the Company's financial results and the Officers' compensation. On the other hand: the Officers' work at the Company is intensive, it demands expertise and extensive acquired experience, and it also entails extremely significant challenges which require, in the opinion of the Company's management, the formulation of stable employment agreements, with long-term retention attributes.

Moreover, the character of the professional activities of the Company's Officers is designed, for the most part, to preserve the Company's stability, by implementing various stable work interfaces with financing entities, institutional investors, etc. These activities, by nature, require the Company to act in order to retain its Officers, inter alia, for the purpose of reinforcing such work interfaces on a proper and stable basis.

2.
The Company may determine a particular scope of bonuses on an annual basis – bonuses which are contingent upon the achievement of specific targets at the level of the Company, based on the Company's strategy, as reflected in the Company's budget and/or bonuses which are contingent upon the achievement of personal targets, which are defined for each Officer in accordance with his position and his contribution to the Company, and in accordance with the Company's strategy and its targets (for details, see section 6 below). Notwithstanding the foregoing, the Compensation Committee and the Board of Directors may in individual cases approve at their discretion a discretionary bonus, subject to a cap of up to three salaries, for individual achievements, for specific achievements in the course of the year or for the advancement of material/strategic issues.

3.
Notwithstanding the foregoing, a non-material change in the Terms of Office and Employment of an Officer who is subordinate to the Company's CEO shall not require the approval of the Compensation Committee, if it was approved by the Company's CEO and all the following are fulfilled:

3.1
A non-material change in the Terms of Office and Employment of an Officer as stated in section 272(c) of the Law, within a limit of up to 15% per year, relative to the year before, of the Officer's terms, shall be approved by the Company's CEO and by any other organ as obligated by law (according to the minimum required forum).

3.2	The Terms of Office and Employment conform to the Company's Compensation Policy.

4.2	The Data to be Examined

In their examination and approval of the Terms of Office and Employment of an Officer, and on a case-by-case basis, the Compensation Committee and the Board of Directors shall address the following matters:

4.2.1
All of the compensation components, including monthly salary, related terms and conditions, employment termination bonuses (bonus, payment, remuneration, compensation or any other benefit granted to the Officer in connection with the termination of his position at the Company, including the advance notice period), and also any benefit, payment or payment undertaking or grant of such benefit, if any, which are granted in respect of such office or employment.

4.2.2
The economic value of the total compensation package, including all the components thereof, whilst taking into consideration the Company's business results, and if the compensation package is based on targets – the examination of these targets.

4.2.3
The compensation components will be challenging, however, they will not encourage the taking of risks beyond the range of risk desired by the Company, and they shall not cause the Officer to act against the Company's interests.

4.2.4
In order to ensure consistency between all of the compensation components set forth in the Policy, all of the components of the Officer's compensation package shall be presented to the Company's organs, during their discussion of the approval of each of the compensation components for an Officer of the Company. In addition, the ranges of the salary and the rest of the Terms of Office and Employment of the Company's Officers shall be determined, inter alia, in accordance with comparative data for officers of companies with similar characteristics to those of the Company, as set forth below and insofar as practicable ("Comparative Data for Similar Companies"). The Comparative Data for Similar Companies will address the entirety of the components of the Terms of Office and Employment, or part thereof, as the case may be, insofar as practicable and provided that the information is available. The Comparative Data for Similar Companies will be prepared by the Company internally, or through an external consultant, in the discretion of the Compensation Committee, in accordance with such methodology as the Company shall deem appropriate and reasonable. In addition, the Comparative Data for Similar Companies will be prepared whilst relating to the base salary separately, and also, whilst relating to the total compensation, insofar as relevant, and if such information exists.

4.2.5
The comparison  shall  be made in relation to the compensation granted  to   an  officer   in  a  similar  position  at  three  public companies  and/or private  companies,  at least, which  are comparable ~~in terms of at least two of~~ , inter alia, in all or some of the following characteristics:

(a)	Their total assets are similar to the Company's total assets.

(b)	Their market value is similar to the Company's market value.

(c)	Their scopes of managed debt are similar to the Company's scopes of managed debt.

(d)	The companies are committed to the level of reporting of dual-listed companies, in terms of the degree of detail and liability, i.e., they are subject to the SEC's rules and regulations.

4.2.6
The Officer's education, qualifications, expertise, professional experience and his activities and contribution to the achievement of the Company's business targets and the Company's compliance with its work plans (in his current or previous position), based on data pertaining to the Company's operating results in various aspects relating to the Officer's areas of responsibility and the market conditions existing at the time of and prior to the examination.

4.2.7
The Officer's position, his areas of responsibility and previous salary agreements signed with him. In addition, insofar as relevant, comparative data shall be presented regarding former or current officers at the Company in the same position or in similar positions, in relation to all of the components of the Terms of Office and Employment. In addition, if relevant, any material changes that have taken place in his powers and in his areas of responsibility during the year, if any – will be taken into account.

4.2.8
The ratio between the Officers' Terms of Office and Employment and the salary2 of the rest of the Company's employees, and in particular, the ratio to the average salary and to the median salary of such employees, and the effect of the disparities between the said salary data on the employment relations at the Company. The Compensation Committee and the Board of Directors will examine the ratio between the Terms of Office and Employment of each Officer and the salary of the rest of the Company's employees, and they will note whether, in their opinion, it is a reasonable and appropriate ratio taking into consideration, inter alia, the Company's nature, its size, the mix of the personnel employed by the Company, and the area of its business, and they will check that these ratios will not be detrimental to the employment relations at the Company.

4.2.9
As of the date of approval of this Compensation Policy, the current ratio between the base salary of the various Officers of the Company and the average and median salary of the ~~rest of~~  all the Company's employees, and the ratio between the Terms of Office and Employment (cost of salary, including bonuses) of each one of the Officers and the cost of the average salary and the median salary of
~~the rest of~~ all the Company's employees, are as set forth below:

Position	Ratio of Base Salary to Average Salary	Ratio of Base Salary to Median Salary	Ratio of Cost of Salary to Average Cost of Salary	Ratio of Cost of Salary to Median Cost of Salary
CEO	~~1:3~~1:6.5	~~1:4~~1:6.5	~~1:3~~1:8.5	~~1:4~~1:9.9
CFO	1:2	1:2	1:2	1:2

In determining these ratios the Company took into account the salary of the officers.

According to the assessment of the Compensation Committee and the Board of Directors, the above-mentioned ratios are appropriate and reasonable, taking into consideration the Company's characteristics, and they will not be detrimental to the employment relations at the Company, particularly in view of the fact that only five employees are employed at the Company, including the two Officers, and the position of the other three employees is relatively minor, to a significant extent, to the Officers' position.

2
"Salary" – as this term is defined in the Companies Law from time to time; as of the present time – the income in respect of which National Insurance payments are made pursuant to Chapter O of the National Insurance Law [Consolidated Version], 5755 – 1995.

Should the Company deviate ~~(upwards)~~ from the ratio, in a scope exceeding ~~30%~~ 40% of the discrepancies described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company's organs as reasonable.

4.2.10	The ratio between the variable components and the fixed components to be granted to the Officer shall be determined, in any event, in a manner that will not encourage the taking of unreasonable risks.

The desired ratio between the variable components and the fixed components of the various Officers at the Company for any given year shall be as set forth below:

Position	Fixed Components (including related terms) (%)	Variable Components (bonuses and payments based on retention targets) (%)
CEO	~~65~~55% – 100%	0% – ~~35~~45%
CFO	~~78~~55% – 100%	0% – ~~22~~45%

It should be emphasized that the intention is to the planned ratio only, assuming receipt of the target bonus, as stated in this Policy. The actual ratio in any given year between the components of the compensation package may vary, due to underperformance or due to over performance, which might affect the variable compensation as stated in this Policy. In addition, it should be clarified that in view of the unique nature of the Company's operations and the importance of preserving the many permanent work interfaces at the Company, the Company attaches, as a matter of principle, importance to strengthening the fixed compensation components for the Officers, and accordingly, the aforesaid ratios have been determined as part of the entirety of the total considerations.

Should the Company deviate ~~(upwards)~~ from the ratio, in a scope  exceeding ~~30%~~  40% of  the  discrepancies  described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company's organs as reasonable.

5.	Salary Component

The salary to which the Officer is entitled is a fixed component which shall be determined, insofar as practicable, by the date of commencement of his service in the relevant position at the Company, and shall be updated from time to time in accordance with the Compensation Policy.

5.1	Salary of CEO and Officers (who are not directors)

5.1.1
The amount of the salary of the Company's CEO and the other Officers shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections ~~2-4~~ 2, 3 and 4.2 above, and it shall be approved by the Company's competent organs, in accordance with the provisions of the law.

5.1.2
Based on the relevant considerations and criteria, as enumerated in sections ~~2-4~~ 2, 3 and 4.2 above, the levels of the base monthly salary have been determined for the Company's Officers, as set forth below1:

Position	Maximum (in NIS) (gross, not cost value) per month, and assuming retention of scopes of office and divisions of office as of the present time3	Maximum (in NIS) (gross, not cost value) per month, assuming full scope of position
CEO	~~60,000~~100,000	~~120,000~~150,000
CFO	~~20,000~~35,000	~~40,000~~52,500

These ranges shall be examined by the Compensation Committee and the Board of Directors in the course of the annual examination of the Compensation Policy in accordance with section 11 below, and they shall be updated insofar as necessary, inter alia, in keeping with the Comparative Data for Similar Companies and in keeping with the Company's business situation and the personnel employed at the Company or in accordance with other considerations.

3
As described above, as of the present time, the office of the Company's CEO and the Company's CFO is divided between the Company's parent company, Internet Gold, and the Company~~, in identical shares(each company has 50% of the office)~~ at a ratio of one-third to two-thirds (respectively). ~~In addition, asof the present time, the office of the Company's CEO is divided between Internet Gold and the Company (in a scope of 33% for each company, and the Company's CEO also serves as an officer of Eurocom Communications Ltd.).~~

Any deviation beyond the ranges specified above shall be brought for approval by the Company's competent organs, in accordance with the provisions of the law.

5.2	Directors' Fees

5.2.1
Directors of the Company (both outside directors and others) shall be paid annual remuneration, participation remuneration and the reimbursement of expenses in accordance with the provisions determined in the Companies Regulations (Rules Regarding Remuneration and Expenses for Outside Directors), 5760 – 2000 (hereinafter: the "Remuneration Regulations"), in accordance with the rank at which the Company is classified pursuant to the said Regulations. The fees to be determined shall not exceed the maximum remuneration permitted in the Remuneration Regulations4.

5.2.2
Notwithstanding the foregoing, a waiver by a director (who is not an outside director) of the remuneration due to him pursuant to the Remuneration Regulations shall not be deemed to be a deviation from this Policy5.

6.	Variable Bonus6

Variable Compensation, Retention:

6.1
In view of the unique nature of the Company's operations and the importance of retaining the Company's Officers, the Company's Board of Directors and Compensation Committee may set "retention bonuses" for the Company's Officers, in a total amount of up to: (a) NIS  ~~1~~2,000,000 for the Company's CEO, which shall be accumulated gradually over a period of up to 5 years; (b) NIS  ~~100~~150,000 for the Company's CFO, which shall be accumulated gradually over a period of up to 5 years; and all in view of the reasons specified above. It shall be clarified that in any event, the situation shall not arise where several retention plans exist, concurrently, for the same Officer.

4
As of the present time, the Company pays to the two outside directors and to an additional director of the Company (independent) annual remuneration and participation remuneration in accordance with the minimum set forth in the Remuneration Regulations, as per the Company's rank.

5
As of the present time, the rest of the directors in the Company do not receive a fee in respect of their term in office as directors of the Company, and the Company shall be entitled to approve such fees in accordance to the law and this policy.

6	For officers who are not directors. The Company's results shall be pursuant to the Company's audited financial statements.

Designated Annual Bonus:

6.2
So as to create a correlation between the Officers' variable compensation and the Company's results and its performance from a long-term perspective, taking into consideration the Company's best interests, its situation and its plans, an annual bonus plan may be devised for the Company's Officers (except for the directors). The annual bonus will be contingent upon compliance with targets to be set by the Board of Directors, subsequent to the Compensation Committee's recommendation, in accordance with a bonus plan which shall be brought each year, or on a multi-annual basis, for approval by the Compensation Committee and the Board of Directors. The bonus plan, if any, will be devised in accordance with that stated in this Compensation Policy, including the threshold conditions and the restrictions specified below, and in accordance with the relevant considerations and criteria, as enumerated in sections ~~2-4~~2, 3 and 4.2 above.

6.3
Should an annual bonus plan be devised, the Company's Officers (as of the present time, the CEO and the CFO) shall be entitled to an annual bonus based on measurable quantitative targets, which are contingent upon the achievement of the Company's objectives and business targets, from a long-term perspective. The targets shall include, inter alia, the following components:

6.3.1	Quantitative targets at the level of the Company.

6.3.2
Measurable, personal targets, which shall be set for each Officer personally, in accordance with his job and the extent of the Officer's contribution to the Company's business, and in accordance with the Company's strategy and work plan, and from a long-term perspective.

6.3.3
The internal division between the relative weight of the quantitative estimates, based on the Company's targets, and the personal quantitative targets, shall be adjusted to suit each Officer separately, in accordance with the characteristics of his position, the areas of his responsibility, and his degree of influence over the achievement of the Company's targets and its profits. A relative weight in the variable bonus component shall be set for each target.

6.3.4
The evaluation of performance by the Company's Board of Directors which shall address, inter alia, the Officer's contribution and performance, and also criteria which cannot be objectively quantified. The qualitative indices (the evaluation by the Board of Directors) shall constitute 25%, at the most, of the basis for the annual bonus, ~~thus representing~~ which, in the opinion of the Compensation Committee and the Board of Directors, represents an insubstantial part, as compared with the total variable components granted to the Officers, or up to threesalaries for any Officer, whichever the higher. Notwithstanding the foregoing, the share of such discretionary components maybe at a higher rate, up to the maximum extent permitted by law,as in effect from time to time, specifically, with respect to officers which are not the CEO.

Below are several examples, in principle, of the above-mentioned targets (without derogating from the right of the Board of Directors to determine additional targets, in accordance with the criteria as set forth in this Policy):

(a)
A target for the decrease in the Company's financing expenses, as a percentage of the Company's financial debt (effective financing rate), in the year in which the measurement shall be made. The financing expenses mean: the amount of the Company's full financing expenses, net. The calculation shall include all of the full financing costs, less the financing income and the income from securities. The financial debt: the average, gross balance of the Company's full financial debt. Notwithstanding the foregoing, the financing expenses shall be in real terms – i.e., net of any index effects;

(b)
A target for the decrease in the Company's net financial debt, as compared with the Company's budget in the relevant year in respect of which the measurement was made. This target is a derivative of the Company's net cash flow, plus dividends received by the Company – and net of financing expenses, current expenses, etc.

(c)
The Company's net profit target in the year in which the measurement was made. The measurement of this target shall be performed according to the net profit stated in the Company's consolidated financial statements, which is derived from the Company's stake in Bezeq, net of financing expenses, current expenses, and the deduction of cost surpluses.

(d)
An improvement in the Company's rating level; the rating of the companies/ the debt, is vital for all of the companies' investors, shareholders and bondholders alike, for the purpose of measuring the Company's strength, its financial flexibility and the economic projections regarding the long-term. Generally speaking, a significant part of the rating is frequently based on the activities performed by the Company's managers directly. The rating companies examine the manner of management of the Company's debt, its financial flexibility, its ability to make improvements regarding the financing and the financing agreements of the companies, its ability to refinance debt, and so forth. All of these activities are activities which are performed by the Company directly, and by the Company's managers.

(e)
Meeting the time schedules for the filing of reports, financial statements, success in the annual audit conducted on companies of the same type as the Company, by the SEC. As far as the Company's organs are concerned, success in the periodic audits conducted by the regulator, as aforesaid, is an important index.

(f)
A target for the return on the securities portfolio and the Company's liquid balances, as compared with the Company's budget in the relevant year in respect of which the measurement was made and/or as compared with the reference indices in the market. This target shall be measured according to the reference index derived from the various stock exchange indices (the Tel Bond Index, the Tel Aviv 100 Index, etc.).

(g)	Targets involving an improvement in the prices of the Company's share or involving the share's trading volumes and the identity of its shareholders.

(h)
The return on the Company's securities portfolio relative to corresponding reference indices, the performance of managed portfolios maintained by the Company and the performance of indices and relevant ETFs.

These targets shall be set, based on the Company's strategy, as reflected in its annual budget, as devised and approved each year by the Board of Directors of the Company (hereinafter: the "Annual Budget"), and they shall be adjusted to the Company's performance in the course of the year for which the bonus is being paid.

Notwithstanding the foregoing, the Compensation Committee and the Board of Directors may in individual cases approve at their discretion a discretionary bonus, subject to a cap of up to three salaries, for individual achievements, for specific achievements in the course of the year or for the advancement of material/strategic issues.

6.4	The Board of Directors shall determine the text of the targets in advance, whilst determining the various components thereof.

The Board of Directors shall have discretion and flexibility in determining the weights and the targets, and they shall be reviewed by it once a year as aforesaid, in accordance with the recommendations of the Compensation Committee in that regard. For purposes of this matter, the Compensation Committee and the Board of Directors shall consider the recommendation of the Company's CEO regarding the mix of targets and weights for the managers subordinate to him and the recommendation of the Chairman of the Board of Directors regarding the mix of targets and weights for the CEO. It is further clarified that, to the extent allowed by law, the Board of Directors upon the recommendation of the Compensation Committee may increase with respect to any of the Company's Officers the discretionary component and even determine that this will be the only component for purposes of calculating the performance-dependent bonus for the relevant Officer, all as aforesaid and subject to any law.

6.5	The Company's targets, as aforesaid, shall be determined whilst taking the following principles into consideration:

6.5.1	Compliance with these targets provides an incentive for achieving the Company's objectives, targets, business plans and strategies, and for increasing the Company's future profits.

6.5.2	Compliance with these targets will give rise to an improvement in the Company's performance from a long-term perspective.

6.5.3
The Company aspires to reward its Officers, in a fair and appropriate manner, for their contribution and their achievements, as reflected in the Company's results and in its long-term business development.

6.5.4
The remuneration based on the Company's targets is in keeping with the Company's best interests, the advancement of its business objectives and its work plan, and there are no concerns that the said targets will create an incentive for managers to take unnecessary risks.

6.6
Furthermore, in addition to the annual bonus as stated above, the Board of Directors may, subsequent to the Compensation Committee's recommendation, decide that the Company shall pay to any of the Officers, including at the end of a relevant calendar year, but without derogating from the provisions of section ~~6.8.6~~ 6.9.6 below, a bonus in respect of special projects or special achievements, as arise from their activities and their contribution to the Company, in accordance with the Company's long-term work plan (such as: the achievement of strategic objectives, special issues, special financing agreements or the signing of material agreements for the Company's operations, etc.) (hereinafter: the "Special Bonus"). It should be clarified that in addition to the foregoing, the Special Bonus is subject to the rest of the provisions of this Compensation Policy, and, inter alia, to the threshold conditions and to the restrictions set forth in section 6.

6.7
It is further clarified that the Compensation Committee and the Board of Directors may approve, from time to time, the conclusion of management agreements with the controlling shareholders of the Company, directly or indirectly, subject to individual approvals as determined from time to time by the Company's organs including the general meeting of the Company and based on well-ordered comparative data.

6.~~7~~8	Threshold Conditions for Payment of the Annual Bonus

Notwithstanding that stated in this section 6 above and below, the annual bonus shall not be distributed to any of the Officers of the Company in any of the events set forth below:

6.~~7~~8.1	In respect of the achievement of a target which is lower than the minimum rate to be determined each year for compliance with each one of the targets (the lower limit).

6.~~7~~8.2	If payment of the bonuses would place the Company in a situation that constitutes cause for immediate payment of any series of bonds that has been or shall be issued by the Company.

6.~~7~~8.3
Upon approval of the bonus plan, if approved, the Compensation Committee and the Board of Directors may determine additional threshold conditions, whether quantitative or otherwise, taking into consideration the Company's targets, its strategy and its situation – whereby upon satisfaction of the said conditions, the annual bonus shall not be distributed to any of the Officers of the Company.

6.~~8~~9	Restrictions Regarding the Annual Bonus

Furthermore, the annual bonus, if determined, shall be subject to the restrictions set forth below:

6.~~8~~9.1
The Officer's entitlement to those parts of the annual bonus attributed to each one of the targets to be determined for the Officers, may be determined (a) on an "absolute" basis, i.e., failure to comply with any target whatsoever shall not entitle the Officer to compensation in respect thereof; or (b) the entitlement may be determined in accordance with the degree of the Officer's compliance with the various targets to be determined for him, relative to the targets as approved in the Company's budget for the relevant year, in a linear manner, so that precise compliance with 100% of a specific target to be defined for the Officer in the relevant year – shall entitle the said Officer to the full amount of the bonus in respect of this target, and partial compliance with the said target (whilst "marking" a lower target) – shall entitle the said Officer to a relative part of the amount of the bonus attributed to this target, all pursuant to the terms and conditions determined in the bonus plan for the said year. In addition, the rate shall be determined out of the bonus to be paid in respect of the achievement of the target at the lower limit and also a ceiling for the amount of the bonus (the higher limit, which constitutes the "excellence" target, beyond the threshold of 100% of the compensation).

6.~~8~~9.2	The total amount of the annual bonus shall be limited as set forth below:

(a)	CEO - shall not exceed four salaries (including the Special Bonus as set forth in section 6.6 above).

(b)	CFO - shall not exceed ~~four~~ six salaries.

According to the assessment of the Compensation Committee and the Board of Directors, the ceiling for the annual bonus reflects targets which do not create an incentive to take increased risks.

6.~~8~~9.3
The amount of the annual bonuses for all of the Officers of the Company in respect of a particular year, as shall be actually distributed, shall not exceed 0.2% of the Company's income. In the event of a deviation from the threshold determined – a pari passu distribution shall be implemented.

6.~~8~~9.4
An annual bonus may be given to Officers who have worked or provided services to the Company for at least 12 (twelve) months prior to the approval of the financial statements for the said year, except in the event that the Officer resigned or was dismissed due to circumstances which negate the entitlement to receive severance pay. Notwithstanding the foregoing, in the event of a new officer who has worked for less than 12 months at the Company, the Board of Directors may, at the recommendation of the Company's CEO, determine his entitlement to a bonus pro rata to the said Officer's period of employment at the Company.

6.~~8~~9.5
The grant of an annual bonus to the Company's Officers is subject to the discretion of the Company's Board of Directors, which may decide to reduce the amount of the bonus, or not to distribute a bonus at all to any of the Officers of the Company, in a particular year, at any time as it shall choose during the said year, including after termination thereof, should it find that there are relevant considerations, such as financial or other considerations, which, paying heed to the Company's situation, justify the reduction or cancellation of the bonuses of the Company's Officers, even if retroactively.

6.~~8~~9.6
Any Officer entitled to a bonus based on any financial data whatsoever undertakes to reimburse the Company for any amounts paid to him, if any, based on data which transpired to be erroneous and which were restated in the Company's financial statements. Such an Officer shall sign his consent that the Company may offset the amount due to it from him, from any amount which he is entitled to receive from the Company, subject to the provisions of the law.

6.~~8~~9.7
The annual bonus, if determined, shall be paid to the Officers once a year, after approval of the audited financial statements of the relevant year by the Board of Directors of the Company, and in accordance with the Company's actual results for the said year, and in the event that data needs to be calculated – in accordance with the financial statements of the said relevant year.

6.~~8~~9.8
In special cases, the CEO (or the Board of Directors, in the event of an advance payment to the CEO) may approve the acceleration of payment on account of the bonus due to any Officer, provided that the advance payment shall not exceed two salaries. For the sake of caution it is hereby clarified that if, in said year it is determined that the said Officer is not entitled to a bonus or is entitled to a bonus which is lower than the amount of the advance payment, the Company shall demand that the Officer refund the advance payment made as aforesaid.

6.~~8~~9.9
In addition to that stated in this section 6 above, the bonus plan may include additional provisions pursuant to which a mechanism shall be determined for the scheduling or conditioning of part of the payment of the annual bonuses, based on the achievement of a measurable long-term target/ measurable long-term targets during a period of two or three calendar years, and also rules for the calculation of the entitlement to the said multi-annual bonus, at the end of the multi-annual period of measurement. The rules and the conditions for the said multi-annual bonus, if applicable, shall be determined and brought for approval by the Company's competent organs, in accordance with the provisions of the law.

7.	Related Terms and Benefits

Should an Officer's Terms of Office and Employment include provisions regarding the matters set forth below, they shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections ~~2-4~~2, 3 and 4.2 above, and in accordance with the terms and conditions set forth below:

7.1	Related Benefits Granted to All the Officers (except for directors)

7.1.1	The Officers employed at the Company are entitled to contributions for managers' insurance, disability insurance and a continuing education fund, in keeping with standard practice at the Company.

7.1.2
The Officers employed at the Company are entitled to sick days, vacation days and convalescence days in keeping with standard practice at the Company for senior employees and in accordance with their length of service at the Company, and in any event, not less than that set forth in the law, and not more than 28 vacation days per year of work.

7.1.3
The Company may provide any Officer with a car, for the purpose of performing his duties. Should a company car be provided to the Officer, as aforesaid, the Company shall bear the fixed expenses entailed in use, for the maintenance of the car, in keeping with the procedures generally applied at the Company. The Officer shall undertake to bear any fines or tickets in respect of use of the car, if any. The Company may gross up the value of use of the vehicle for tax purposes.

7.1.4
Should the Officer's Terms of Office and Employment include a cell phone, the Officer shall be entitled to the reimbursement of cell phone expenses, as per the Company's decision, and in its sole discretion. The Officer shall bear the payment of any tax that may be applicable to him due to use of the cell phone. The Company may gross up the value of use of the vehicle for tax purposes.

7.1.5
Should the Officer's Terms of Office and Employment include the reimbursement of expenses, the Officer shall be entitled to the reimbursement of reasonable expenses as incurred by him in the course of performance of his duties, against presentation of receipts, and in accordance with the Company's policy.

7.1.6
Should the Officer's Terms of Office and Employment include per diem expenses for trips overseas, the Company shall bear the payment of the per diem expenses for the Officer during the period of his stay overseas for work purposes, in keeping with the Company's procedures.

7.1.7
The Company's Officers may be entitled, in accordance with and subject to their personal terms of employment, to the payment of full severance pay at the time of the termination of the employer – employee relationship for any reason whatsoever, including following resignation, except in the event of dismissal under "grave circumstances" as defined below, or to the payment of severance pay pursuant to the provisions of section 14 of the Severance Pay Law, 5723 – 1963.

7.1.8
Subject to the approval of the Compensation Committee, the Company may grant the Company's Officers additional benefits at a rate not exceeding 10% of the monthly cost of the fixed component of the relevant Officer of the Company (on an annual scope).

7.2	Insurance, Release and Indemnity

The Company has insurance to cover the liability of officers and directors who are serving and/or shall serve at the Company from time to time, including directors who have control, or a relative thereof, and also letters of release from liability and an undertaking to indemnify officers and directors of the Company (who are not controlling shareholders, or a relative thereof).

The terms and conditions of the Company's insurance policy as of the date of approval of this Policy are as set forth below: the policy is in effect up until November 30, 2014; the amount of the coverage per individual claim and in the aggregate is up to an amount of US$ 10,000,000 per claim and in the aggregate for the insurance period. In addition, reasonable legal costs shall be paid beyond the limit of liability in accordance with the provisions of section 66 of the Insurance Contract Law, 5741 – 1981; the premium for payment for the policy amounts to approximately US$ 100,000 throughout the entire insurance period as stated above.

According to the assessment of the Compensation Committee and the Board of Directors, and also in reliance upon the recommendation of the Company's insurance consultants, the terms of engagement in connection with the insurance of the liability of the Company's Officers are upon market conditions, they are appropriate in accordance with the generally accepted standard for the insurance of Israeli companies traded on the Tel Aviv Stock Exchange Ltd. and Nasdaq, and they are not likely to be materially affected by the Company's profits, property or liabilities.

The Compensation Committee may approve, from time to time, and as long as this Compensation Policy remains in full force and effect, the Company's engagement in an insurance policy to cover the liability of its officers and directors, who are serving or shall serve at the Company or at the subsidiaries of the Company from time to time, provided that the total annual coverage under the policy for a particular year shall not exceed an amount representing a deviation of 15% each year, as compared to the amount of the total annual coverage under the policy for the previous year, and the total annual premium to be paid by the Company for the policy for a particular year shall not exceed an amount representing a 35% increase over the total premium paid by the Company under the policy in the previous year. The letters of indemnity undertaking are consistent with the provisions of the Company's Articles, and they are in an identical form and upon identical conditions for all of the Officers, including directors who have control, or a relative thereof, except as regards the release from liability in respect of a breach of the duty of care, as approved at the general meeting of the shareholders of the Company, which was held on December 15, 2011.

In accordance with the provisions of the Company's Articles, the maximum amount of indemnity for all of the Officers shall not exceed 25% of the Company's shareholders' equity pursuant to the Company's most recent financial statements, as shall be accurate as of the actual date of payment of the indemnity.

Release

The Company may release the Company’s Officers, in advance, from liability for breach of the duty of care to the Company, in accordance with any law, including any Officer of the Company who is the controlling shareholder or a relative thereof, subject to the receipt of approvals in accordance with any law. Such a release shall not apply to a resolution or transaction in which the controlling shareholder or any Officer of the Company (including an Officer other than the one to whom the release is granted) has a personal interest, all the above subject to the provisions of the Companies Law and the Company's Articles.

8.	Terms of Termination of Office

8.1
An Officer shall be entitled to advance notice at the time of termination of employment, as shall be determined in the employment agreement or in the agreement for the provision of services between the Company and the Officer, in accordance with that set forth below (in such a manner that shall not be less than the minimum required by law):

Position	Maximum Period
CEO	Up to 6 months
CFO	Up to 4 months

8.2
The advance notice period shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections ~~2-4~~2, 3 and 4.2 above, and it shall be approved by the Company's competent organs, in accordance with the provisions of the law.

8.3
The Officers employed at the Company may be entitled to receive the full benefits pursuant to the employment agreement or the redemption thereof, as if they had continued to be employed at the Company, including if the advance notice period (or part thereof) is redeemed.

8.4	During the advance notice period, the Officer is required to continue to perform his duties at the Company (as per the Company's decision).

8.5	Termination Bonus

8.5.1
In addition to the foregoing, it is proposed to determine that the Company may approve for the CEO/CFO a termination bonus/ an adjustment bonus in an amount of up to 6 salaries and up to 3 salaries (respectively), in the event of dismissal by the Company (except in the event of dismissal under grave circumstances) or in the event of resignation, respectively. The amount of the termination bonus shall be solely the amount of the component of the Officer's monthly salary (exclusive of related benefits, bonus, etc.), multiplied by the number of months granted to the said Officer. This bonus is similar to the situation that exists at present.

8.5.2
The termination bonuses shall be brought for the approval of the competent organs at the Company, in accordance with the provisions of the law, prior to the execution of the employment agreement or the agreement for the provision of services, and the bonuses shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections ~~2-4~~2, 3 and 4.2 above, and subject to the Officer's compliance with all of the following terms and conditions:

8.5.2.1	He was employed at the Company or he provided services to the Company for at least three years.

8.5.2.2	During the period of his employment, he made a significant contribution to the advancement of the Company's business and the maximization of its profits.

8.5.2.3	The circumstances of the termination of the Officer's employment do not justify the negation of severance pay.

9.	Commercial Protections

The employment agreements and the agreements for the provision of services by the Officers shall contain provisions whose purpose is to protect the Company's intellectual property rights and also confidentiality and non-competition stipulations, and the wording thereof shall be adjusted to suit the relevant Officer, in accordance with the sensitivity of his position and his importance to the Company.

10.	Additional General Terms and Conditions

10.1
The Officers who are subject to the Compensation Policy may be employees of the Company or independent contractors who provide services to the Company. In the event that the Officer provides services to the Company as an independent contractor, the provisions of the Compensation Policy shall apply to him mutatis mutandis, the compensation for the said Officer shall be paid against an invoice, and the compensation components shall be normalized, so that from a total economic point of view, they shall be consistent with that stated in this Policy, provided that this shall not be detrimental to the Company's best interests, its situation or its plans.

10.2
The provisions of this Compensation Policy shall not derogate from any provision which exists and/or provision which shall be determined in any law (including, without derogating from the generality of the foregoing, the provisions of the Companies Law and/or the regulations and/or orders pursuant thereto), and any concession and/or exemption and/or additional exercise of discretion to any of the Company's organs as shall be determined in any such statutory provision, even after the approval of this Policy, shall apply to the Company and shall be deemed to form part of this Compensation Policy, after the Compensation Committee or the Board of Directors shall resolve to add them, in whole or in part, to this Policy – without it requiring the approval of the Company's shareholders' meeting.

10.3
The Compensation Committee and the Board of Directors may approve a deviation of up to 5% per calendar year from any ceiling, restriction or any other provision set forth in this policy document, and such a deviation shall be deemed to be in compliance with the Compensation Policy.

However, non-material changes in the Terms of Office and Employment of Officers of the Company shall require the prior approval of the Compensation Committee only, where the latter confirmed that a particular change in the Terms of Office and Employment is non-material. In this regard, it has been determined that the total of non-material changes in the Terms of Office and Employment of an Officer of the Company that may be approved by the Compensation Committee in any reporting year may not exceed 5% (in real terms) of the total of the Terms of Office and Employment of an Officer of the Company that were approved by the Company's competent organs for that reporting year.

11.	Validity

The Compensation Policy shall be in full force and effect for three years from the date of approval thereof by the general meeting as aforesaid, in accordance with the provisions of section 267a(d) of the Law.

Notwithstanding the foregoing, the Board of Directors of the Company shall examine from time to time, and at the latest, each year, the Compensation Policy and also its consistency with the provisions of the law, insofar as any material change shall take place in the circumstances which existed at the time of determination hereof or for other reasons. Subject to that stated in section 10.2 above, changes to the Compensation Policy, if any, shall be approved in accordance with the provisions of the law.

In addition, the Compensation Committee shall examine the application of the Compensation Policy, from time to time; and should the Committee so deem fit, it shall recommend that the Board of Directors update the Compensation Policy.